Mail Stop 4561

October 30, 2007

VIA U.S. MAIL

Mr. Il Young Ryu
Chief Executive Officer
Gravity Co., Ltd.
Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu
Seoul 135-934 Korea

> **Re: Gravity Co., Ltd.**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 000-51138**

Dear Mr. Ryu:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief